Exhibit 99.2

Date: News Release: Ticker Symbols:	February 10, 2026 26-02 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Closes Previously Announced Acquisition of the Springer Tungsten and Critical Metals Mine and Processing Plant Located in Nevada in Line with Recent Initiatives Under Section 232 of the Trade Expansion Act

TORONTO, Ontario – February 10, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) successfully closed its previously announced acquisition of the Springer critical metals mine and processing plant (the “Springer Mine and Mill”) from GOODS LG LLC (the “Seller”) as described in the press release on October 14, 2025 (the “Transaction”).

The acquired assets include fee lands and mineral claims containing a historically mined tungsten deposit with significant historical resources, together with a flotation mill previously utilized for tungsten ore processing. The mill is equipped with an Ammonium Paratungstate (“APT”) circuit incorporating an autoclave and associated reagent systems. The Transaction closed upon satisfaction of customary closing conditions. The aggregate consideration paid by Blue Moon for completion of the Transaction consisted of an initial deposit of US$500,000 and a final cash payment of US$18 million.

The Company has also initiated work on a logistics study and a study to convert a portion of the Springer Mine and Mill to support the processing of the Blue Moon mine materials. The Blue Moon mine in California had commenced construction of the underground exploration decline (see press release from October 6, 2025). Underground work is on track, with the decline currently 128 meters (422 ft) from surface as part of a US$16.5M phase 1 development program that includes site establishment and 762 meters (2500 ft) of decline. The maintenance bay and sump have been excavated, and the first drill bay has been installed. Underground drilling has commenced with the first 379m (1244 ft) drill hole completed on Feb 6, 2026.

“This acquisition represents an important milestone for Blue Moon Metals,” said Chrisitan Kargl-Simard, CEO. “The acquired assets are a key cornerstone and will support our long-term growth strategy of building a critical metals hub and spoke model in the United States. Since October 14, 2025, the tungsten price has more than doubled. With a largely permitted facility, processing plant and mine, Blue Moon is working on a plan to accelerate confirmatory drilling to update the historical resources to support a redevelopment plan. The Springer Mine has the potential to supply a significant amount of the United States tungsten needs.”

The Company’s U.S growth strategy is directly in line with the recent initiatives under Section 232 of the Trade Expansion Act, which aims to strengthen domestic (U.S.) and allied supply chains for processed critical minerals. The current challenges are not mining alone but also the lack of domestic (U.S.) processing capacity. The addition of the Springer Mine and Mill complex is a significant step for the Company to help support that very initiative.

Hartree Partners, LP (“Hartree”), a major shareholder in the Company, provided the follow statement regarding the Transaction: “Hartree congratulates Blue Moon on finalizing this transaction, which strengthens the company’s ability to unlock value at the Blue Moon property while reinforcing U.S. domestic mining and processing capabilities. The progress achieved in such a short timeframe underscores the strength of the team and asset base. We are pleased to continue supporting Blue Moon as it advances its critical minerals strategy and broader portfolio initiatives,” Scott Potolsky, Head of Mine Finance and Investments at Hartree.

Investor Outreach

On October 6, 2025, the Company announced that it entered into an investor relations and communications agreement with SRC Swiss Resources Capital AG (“SRC”) for its European outreach program. Following the retirement of SRC’s principal, Jochen Michael Staiger, Marc Ollinger replaced him as CEO of SRC in January and continued to support the Company under the agreement. The term continued to be for one year from October 6th, 2025, with automatic renewal after the one year term unless terminated by either party, in writing, within 30 days prior notice of a renewable date. The automatic renewal is on a monthly basis and not quarterly as previously reported.

Date: News Release: Ticker Symbols:	February 10, 2026 26-02 TSXV: MOON; NASDAQ: BMM

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 4 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the Springer tungsten-molybdenum project in the United States. All 4 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward looking information pertaining to the following: the expected benefits and synergies from the Transaction; production estimates and growth in reserve and resources of the Springer Mine and Mill; successful operation of the Springer Mine and Mill; continued testing, exploration, mining and advancement of Blue Moon’s operations across multiple jurisdictions; conversion of the Springer Mine and Mill to support Blue Moon mining operations; mineral price expectations; and other matters ancillary or incidental to the foregoing.

Date: News Release: Ticker Symbols:	February 10, 2026 26-02 TSXV: MOON; NASDAQ: BMM

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: risks associated with the integration of Springer Mine and Mill operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon’s management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources various sites; the integration of the Springer Mine and Mill operations; the realization of expected synergies and benefits from the Transaction.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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